Exhibit 12.1

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Nine Months Ended September 30,				Year Ended December 31,
	2007		2006 (1)		2006 (1)		2005 (1)		2004 (1)		2003 (1)		2002 (1)
Earnings:
Income from continuing operating	$94,368		$211,607		$247,756		$156,716		$160,917		$115,674		$106,135
Equity in earnings and gains (losses) on equity transactions of equity investments	—		(119,423)		(119,423)		(26,115)		(45,443)		(23,525)		(17,840)
Fixed charges	127,116		126,317		166,229		143,663		118,212		101,144		89,417
Distributions from equity investments	—		5,387		5,387		22,646		24,572		27,404		27,195
Capitalized interest	(489)		—		(335)		—		—		—		(3,057)
Adjusted Earnings	$220,995		$223,888		$299,614		$296,910		$258,258		$220,697		$201,850

Fixed Charges:
Interest expense (including amortization of debt discounts, premiums and deferred financing fees)	$126,627		$126,317		$165,894		$143,663		$118,212		$101,144		$86,360
Capitalized interest	489		—		335		—		—		—		3,057
Total Fixed Charges	$127,116		$126,317		$166,229		$143,663		$118,212		$101,144		$89,417

Ratio of Earnings to Fixed Charges	1.7	x	1.8	x	1.8	x	2.1	x	2.2	x	2.2	x	2.3	x

(1)	Reclassifications have been made to the prior years’ financial statements to conform to the current year’s presentation.